Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

General Employee Questions & Answers

*** (Not for external distribution)***

Subject:	Entergy to Divest and Merge Transmission Business Into ITC
Date:	Dec. 5, 2011

What is happening?

Entergy and ITC Holdings Corp. today announced that the Boards of Directors of both companies have approved a definitive agreement under which Entergy will divest and merge its electric transmission business into ITC. Following the completion of the transaction, ITC will become one of the largest electric transmission companies in the U.S., with transmission subsidiaries spanning from the Great Lakes to the Gulf Coast and approximately 30,000 miles of transmission lines.

What does it mean to me?

•	The merger of Entergy’s transmission business with ITC is expected to close in 2013, subject to receipt of approvals.

•

Following completion of the transaction, approximately 750 current Entergy positions will be integrated into ITC. In addition, ITC will assume operations of the Entergy transmission and transmission-related facilities throughout the region and further establish a regional presence within the Entergy footprint, including maintaining a regional headquarters in Jackson, Mississippi. ITC’s corporate headquarters are located in Novi, Michigan.

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At this time, we haven’t yet fully determined which employees will become ITC employees. An Entergy team will be formed to address this matter and other integration-related planning. We will communicate additional details when we know them.

•	ITC will assume and honor the collective bargaining agreements for all bargaining employees who move to the new company.

•	Through planned integration efforts, Entergy and ITC will work together on shaping the future merged transmission business.

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Upon the closing of the merger, ITC’s Board of Directors will appoint two new independent directors who will have transmission industry knowledge and familiarity with the region in which Entergy operates. ITC’s management team will remain intact for the combined business, but will be supplemented with key leadership personnel from Entergy’s transmission business to ensure a successful integration and consistency of operations.

•	Leadership will include:

•

Richard C. Riley, appointed to a senior executive position with responsibility for transmission business system operations (equivalent of chief operations officer for transmission business), reporting to the chairman, president and CEO of ITC.

•	Michael A. Vaughn, vice president, asset management, reporting to Riley.

•	Mark F. McCulla, vice president, reporting to executive vice president and chief business officer, ITC.

Talk Points: Entergy to Divest and Merge Transmission Business Into ITC

Dec. 5, 2011

What should I do between now and the close date of the transaction?

•	From today to transaction close, Entergy will continue to run its transmission business separate and apart from ITC, focused on achieving existing business outcomes and objectives.

•

You will continue to report to your current supervisor, who will continue to be responsible for establishing priorities and work plans for your group, as well as partnering with you on your performance and career development.

What should I expect to happen between now and the close date of the transaction?

•	The transaction is subject to several approvals, including Entergy’s retail regulators, the Federal Energy Regulatory Commission and ITC shareholders.

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Entergy and ITC will form an integration team to address business and organizational issues, as well as employee matters (such as benefit plans, compensation structure, HR policies and procedures) in advance of the close. More on next steps for this team will be communicated in the near future.

What about MISO? Why attempt to do all of this now?

•	We will continue efforts to move to MISO. The announced transaction with ITC assumes Entergy will join MISO.

•	We currently have the momentum we need to complete the steps needed for MISO implementation by the end of 2013. Over the last few months we have:

•	Signed a formal memorandum of understanding with MISO that set in motion meaningful information-sharing and planning between the RTO and Entergy.

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Received a favorable ruling by the Federal Energy Regulatory Commission confirming that the joint operating agreement between MISO and the Southwest Power Pool permits the use of SPP lines to integrate Entergy into MISO.

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Received an order from the Arkansas Public Service Commission in support of Entergy’s transition to an RTO, directing the company to proceed with change-in-control filings. In addition, Entergy’s Louisiana utilities formally made a joint change-in-control filing with the Louisiana Public Service Commission, and Entergy New Orleans made a formal change-of-control filing with the New Orleans City Council. Entergy Arkansas made a formal change-of-control filing with the Arkansas Public Service Commission, and Entergy Mississippi has made a formal change-of-control filing with the Mississippi Public Service Commission.

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This independent transmission company model is not a new idea for Entergy. We’ve been talking about similar concepts since the late 90s. We were looking for the right structure, the right time, and the right partner. We’ve found all three.

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Given the evolution of the electric industry and the industrywide challenges the time is right for Entergy to pursue a spin-off of its transmission assets and the merging of those transmission assets with ITC.

What happens to me after the close of the transaction?

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Prior to the closing of the transaction, TransCo and ITC will develop the organizational structure and reporting relationships of the combined entity, which will be communicated to employees in advance of the close.

Talk Points: Entergy to Divest and Merge Transmission Business Into ITC

Dec. 5, 2011

When will I find out more information?

•	A working team is being developed to lead integration efforts.

•	Updates will be provided as they become available between now and the close of the transaction.

•	Questions with respect to employee matters can be forwarded to feedback@entergy.com. Issues related to the Entergy transaction will be escalated to the appropriate responsible party.

•	Questions that should be addressed by ITC directly will be captured and submitted to ITC for their response.

General Questions and Answers:

Other than regulatory approvals, what are the major challenges to accomplish the spin / merge?

Completing any major transaction requires us to gain the perspective of our regulators and to focus on their concerns. At the top of our list will be continuing ongoing discussions with our retail regulators about the compelling benefits to customers and other stakeholders and ensuring we fully understand their perspectives. We’ll be asking for their input and feedback right up front in this process, through closing and beyond.

We know there will complexities to accomplish an integration of this scale, particularly planning for Day 1 operations. We believe we have the capabilities to successfully manage the challenges.

Will there be an implementation team? Who will run it? What groups will be represented?

An integration team will be formed in the near future to analyze the staffing needs of, and develop an organizational structure for, ITC.

Does this mean a new group of people are going to be running the transmission system? Why is that a good thing given how important transmission is to reliability?

No, the same people will tend to the day-to-day needs of the system in the Entergy territory that do so today (includes maintaining a regional headquarters in Jackson, Miss.).

Leadership will include:

•

Richard C. Riley, appointed to a senior executive position with responsibility for transmission business system operations (equivalent of chief operations officer for transmission business), reporting to the chairman, president and CEO of ITC.

•	Michael A. Vaughn, vice president, asset management, reporting to Riley.

•	Mark F. McCulla, vice president, reporting to executive vice president and chief business officer, ITC.

ITC’s sole focus on transmission and commitment to operational excellence will ensure:

•	Continued strengthening of overall grid performance.

•	A focus on safety, reliability, compliance and project execution.

Talk Points: Entergy to Divest and Merge Transmission Business Into ITC

Dec. 5, 2011

ITC will integrate fully with Entergy’s world-class storm restoration process to ensure that the customers in the Entergy territory receive the same quality storm restoration efforts they have had for many years.

What is Entergy’s plan for future growth for the company? Does this signal a new strategic direction for the company?

No, this transaction is consistent with our ongoing strategy to look for opportunities to create benefits. We have been evaluating the independent transmission company business model for over a decade.

Going forward, our focus will be on continuing to operate our two major distinct businesses:

•	A utility in the southeastern U.S. that generates, distributes and sells electric power to customers in its four-state region and for which there is still significant growth opportunity.

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A non-utility generation business that owns and operates clean nuclear and non-nuclear generation assets in attractive power markets, primarily in the northern U.S., and reflects a valuable option for shareholders.

We will continue to look for opportunities to deploy capital that enhances value.

What are the System Agreement implications?

If all Operating Companies are in a Day 2 market under an RTO transmission tariff, the day-to-day sharing of generation and transmission facilities takes place automatically under the provisions of the RTO tariff; an Operating Company no longer needs to be in the System Agreement in order to be part of a larger pool of generation.

However, those Operating Companies that have not given notice of termination would continue to participate in the System Agreement under a Day 2 market. This means they would, through the System Agreement accounting, continue to share the output of their owned generation units among themselves at cost. They also would continue reserve sharing and joint planning of generation resources within the MISO market.

Some technical modifications to the System Agreement would be required in order to modify the formula rates to exclude transmission function accounts and the tariff to equalize transmission costs would no longer be utilized.

If they do elect to terminate membership pursuant to the applicable provisions of the agreement, such termination would be subject to FERC approval.

How is this going to affect rates?

Transmission accounts for a relatively small part of a customer’s bill.

Talk Points: Entergy to Divest and Merge Transmission Business Into ITC

Dec. 5, 2011

Transmission rates will likely increase for transmission service given the level of capital investment required to comply with new regulations, maintain current infrastructure and to maintain and enhance the grid regardless of this transaction with ITC.

Given the level of capital investment required to comply with new regulations, maintain current infrastructure and maintain and enhance the grid, transmission rates have been and likely will continue to increase for transmission service under then ownership of Entergy.

How many people work in the transmission business for Entergy? Will they become employees of ITC? What is the total number of affected employees?

Approximately 750 Entergy employees will integrate into ITC. We anticipate that approximately 400 of those 750 employees will come from Energy Delivery. Some employees from Entergy groups providing support to Energy Delivery will also be affected; however, we cannot state with any certainty how many employees in those groups will go to ITC.

An integration team will be formed in the near future to analyze the staffing needs of, and develop an organizational structure for, ITC.

Entergy is prepared to meet any legally required collective bargaining obligations that might exist with respect to bargaining unit employees who are affected by the transaction.

Is the distribution business included in this transaction? If not, why not?

The transaction will only involve Entergy’s transmission business. The distribution business is not a part of the transaction for a number of reasons, including the fact that ITC is an independent electricity transmission company that does not have a distribution function. However, certain Entergy employees who currently serve both distribution and transmission functions will go to ITC.

Will any other shared services corporate organizations be affected? What about staff who recently moved to finance? What about supply chain?

We are in the process of identifying the various jobs that will transfer to ITC; more information will be provided as it is developed.

How will you determine who stays with Entergy and who goes to ITC?

While it is too early to say definitively which employees will remain at Entergy following the merger, the goal of the transaction is create a stand-alone transmission business that is able to continue seamless operations immediately after the merger with ITC.

With regard to bargaining unit employees, we will honor any bargaining obligations that might exist for identifying those employees who will go to ITC.

Talk Points: Entergy to Divest and Merge Transmission Business Into ITC

Dec. 5, 2011

Are the companies considering adding staff to account for any positions that may be required as a result of splitting T & D / other functions apart?

Yes, we are considering the effect of splitting these departments, and that may result in the creation of new positions for Entergy. An integration team will be completing this analysis; more information will be provided as it is developed.

How will we handle storm restoration during major events? During afternoon thundershowers?

The Entergy Operating Companies will continue to be responsible for restoring distribution equipment from the substation’s power transformer out to the end-use customer; the Transmission Company will be responsible for restoring the transmission system.

Coordination between Entergy and the Transmission Company during major storms will continue to occur using the current Incident Command System (ICS) structure with interface points set up with the Transmission Company. The Transmission Company will adopt the ICS structure for storm response. Normal interface points for routine outages, such as those due to thundershowers, will remain as is with Entergy’s DOC personnel communicating with the Transmission Company’s TOC personnel.

Talk Points: Entergy to Divest and Merge Transmission Business Into ITC

Dec. 5, 2011

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.